WOODSIDE
AUSTRALIAN ENERGY

03 MAR 13 AM 7:21

4 March 2003

03007810

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington DC 20549
United States of America

SUPPL

Dear Sir/Madam,

RE: WOODSIDE PETROLEUM LTD. - EXEMPTION FILE NO. 82.2280

In accordance with Rule 12g 3-2(b) under the Securities Exchange Act of 1934, we enclose the following documents which have recently been filed with the Australian Stock Exchange ("ASX"):

- Stock Exchange Release in relation to NT/P57 (Shakespeare-1), lodged with the Australian Stock Exchange on 4 March 2003;
- Stock Exchange Release in relation to Vic/RL2 (Scallop-1), lodged with the Australian Stock Exchange on 4 March 2003.

It would be greatly appreciated if you could return by fax (+61 8 9348 4990) a copy of this letter as proof of receipt.

Yours faithfully
WOODSIDE PETROLEUM LTD.

Rebecca Sims
Administration Officer

PROCESSED
APR 10 2003
THOMSON FINANCIAL

dlw 4/7

4 March 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

NT/P57
Shakespeare-1

Woodside Petroleum Ltd., Operater of the NT/P57 Joint Venture, reports that the Shakespeare-1 exploration well located in permit NT/P57 in the Southern Bonaparte Basin. The well reached a total depth of 2182 metres on 3 March 2003. On 4 March 2003 the operation was wireline logging.

The Sedco 703 drill rig is drilling the well. Water depth at the location is 27.7 metres.

All reported depths are referenced to the rig rotary table.

Woodside's interest in NT/P57 is 70%. The other participant is AGIP Australia BV (30%).

ANTHONY NIARDONE
Assistant Company Secretary

4 March 2003

WOODSIDE
AUSTRALIAN ENERGY

WOODSIDE PETROLEUM LTD.
ABN 55 004 898 962

STOCK EXCHANGE RELEASE

Vic/RL2
Scallop-1

Woodside Petroleum Ltd., a participant in the Vic/RL2 Joint Venture, located in the Gippsland Basin, reports that at 9:00pm (WST) on 3 March 2003, the Scallop-1 exploration well was plugged and abandoned and the drilling rig had moved off location.

Since the last report, wireline logs were run and evaluated confirming the presence of a gross gas column of 35 metres in the primary target and a number of thin oil zones totalling an additional 10m of gross oil pay. As the resulting volumes are insufficient to support commercial production, it was decided to plug and abandon the well.

Woodside's interest in Vic/RL2 is 30%. Other participants are Esso Australia Resources Pty Ltd (Operator) (25%), BHP Billiton Petroleum Pty Ltd (25%), Santos Offshore Pty Ltd (20%).

ANTHONY NIARDONE
Assistant Company Secretary